ORRICK, HERRINGTON & SUTCLIFFE LLP

THE ORRICK BUILDING

405 HOWARD STREET

SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700

fax +1-415-773-5759

WWW.ORRICK.COM

Brett Cooper

(415) 773-5918

bcooper@orrick.com

June 15, 2010

VIA EDGAR

H. Christopher Owings, Assistant Director

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Central Garden & Pet Company
Form 10-K
Filed November 20, 2009, File No. 001-33268
Definitive Proxy Statement on Schedule 14A
Filed December 30, 2009, File No. 001-33268

Dear Mr. Owings:

This letter sets forth the responses of Central Garden & Pet Company (the “Company” or “Central”) to the comments set forth in the Staff’s letter dated May 17, 2010 in connection with the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission on November 20, 2009 and the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 30, 2009. For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response.

Annual Report on Form 10-K Filed November 20, 2009

Business, Page 1

1.	Comment: Please provide the disclosure required by Item 101(a)(1) of Regulation S-K.

Response: In response to the staff’s comment, the Company will add a new sentence disclosing the date and state of incorporation of the Company at the end of the “Our Company” section in Item 1. Business of future Form 10-K annual reports.

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

In accordance with Item 101(a)(1) of Regulation S-K and Item 1 of Form 10-K, the Company will also discuss the background and material business developments that have occurred since the beginning of the fiscal year for which the Form 10-K is filed. Apart from the date and state of incorporation information discussed above, the Company believes its Form 10-K annual report filed November 20, 2009 includes the information required by Item 101(a)(1).

Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of equity Securities, page 23

2.	Comment: Please provide the information required by Item 201(a)(1)(i) as well as Item 201(c) of Regulation S-K for your Class B stock, as applicable.

Response: The Company’s Class B stock is not listed on any market and generally cannot be transferred unless converted into common stock. In addition, the Class B stock is entitled to receive the same dividends as are payable on the common stock and Class A common stock. The Company will add the following sentence to Item 5 of future Form 10-Ks.

Our Class B stock is not listed on any market and generally cannot be transferred unless converted into common stock on a one-for-one basis.

The Company will also revise Item 5 to reflect that no cash dividends have been paid on the common stock, Class A common stock or Class B stock.

3.	Comment: We note your statement at the bottom of page 25 where you repurchased approximately 1.6 million shares of common stock for approximately $19.3 million. However, you note elsewhere that you repurchased approximately 2.2 million shares of common stock for $19.3 million. Please clarify or revise.

Response: The Company’s statement at the bottom of page 25 refers to all repurchases of common stock during the fourth quarter of fiscal 2009, including shares of both common stock (“CENT”) and Class A common stock (“CENTA”). “During the fourth quarter of fiscal 2009, we repurchased approximately 1.6 million shares of our common stock for approximately $19.3 million.” The $19.3 million of repurchases referred to elsewhere in the Form 10-K refer to repurchases of CENT shares for the full fiscal year of 2009. For example, at the bottom of Recent Developments on page 29 – “During fiscal 2009, we repurchased 2.2 million shares of our voting common stock (CENT) at an aggregate cost of approximately $19.3 million, or approximately $8.68 per share and 2.1 million shares of our

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

non-voting Class A common stock (CENTA) at an aggregate cost of approximately $17.8 million, or approximately $8.55 per share.” It is a coincidence that the $19.3 million of CENT and CENTA shares purchased in the fourth quarter is also the amount of CENT shares purchased during the entire fiscal year.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 28

4.	Comment: We note your mention of Inflation on page 34. Please enhance this disclosure and provide the disclosure required by Item 303(a)(3)(iv) of Regulation S-K or tell us why you believe this disclosure is not necessary.

Response: The Company provides a discussion on the impact of inflation and changing prices on its revenues and margins over the last three fiscal years as part of its risk factors discussion. In addition, the Company will expand the “Inflation” section of its Management’s Discussion and Analysis of Financial Conditions and Results of Operations to provide a discussion on the impact of inflation and changing prices on its revenues and margins over the last three fiscal years. Set forth below is an example of the disclosure:

Inflation

Our revenues and margins are dependent on various economic factors, including rates of inflation or deflation, energy costs, consumer attitudes toward discretionary spending, currency fluctuations, and other macro-economic factors which may impact levels of consumer spending. In fiscal 2007 and 2008, we were adversely impacted by rising input costs related to domestic inflation, particularly relating to grain and seed prices, fuel prices and the ingredients used in our garden fertilizer and chemicals, and many of our other inputs. The rising costs made it difficult for us to increase prices to our retail customers at a pace to enable us to return to historical margins. In fiscal 2009, our business was negatively impacted by declining consumer confidence, as well as other macro-economic factors. While it is difficult to accurately measure the impact of inflation, we believe that the effects of inflation, if any, on our operations were not material in fiscal 2009.

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

5.	Comment: We note you have improved your operating performance in 2009 by focusing on your operating objectives which includes lowering expenses. We further note that your selling, general and administrative expenses decreased 3.5% in fiscal 2009 and 2.8% in 2008. You attribute the decrease in 2009 primarily to decreased selling and delivery expenses which you state was due “primarily to lower freight and fuel related costs and lower advertising and marketing costs.” Please describe the reasons underlying these lower costs and discuss whether you expect this trend to continue and how it may impact your plans to expand, your available liquidity, or any other factors. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: Selling, general and administrative expenses decreased $14.7 million, or 3.5%, in fiscal 2009. The decrease was due primarily to decreased selling and delivery expenses due primarily to lower freight and fuel related costs and lower advertising and marketing costs. Both selling, general and administrative expenses and selling and delivery expenses were noted as a percentage of sales as these expenses are generally expected to move in relation to sales. In fact, selling, general and administrative expenses actually increased slightly (approximately 0.5%) as a percentage of sales in fiscal 2009 compared to fiscal 2008.

The lower freight and fuel related costs were impacted by both the lower amount of sales (net sales decreased $91 million) and lower fuel prices. The Company expects these expenses to trend in relation to its sales volume. Lower advertising and marketing costs resulted from reduced advertising and marketing efforts and, to a lesser extent, lower media prices. The Company does not expect its advertising and marketing costs to continue to decrease, because it anticipates increased advertising to promote new products. On the other hand, the Company is in the process of centralizing its marketing efforts within each of its operating segments. Because the Company is in the beginning phases, the Company will not be able to predict the impact on overall marketing spend, when advertising expense will begin to increase, and whether the amount is significant, until each segment’s overall marketing strategy is determined. As such, the Company cannot predict when, or the extent to which, the recent declines will reverse. The Company acknowledges the staff comment and will describe any such known trends as they appear in the future.

6.	Comment: We note that you have repurchased a significant amount of your outstanding stock over the past few years and that you have approximately $47 million available for purchase under your plan disclosed on page 25. It also appears that you intend to finance these purchases with the issuance of debt. Given these changes in your capital structure, we believe you should provide your investors with further insight into management’s decisions concerning these significant stock repurchases and debt issuances. We remind you that MD&A is intended to enable your investors to see the company through the eyes of

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

management and to provide the context within which your financial information should be analyzed. To achieve these objectives, we believe that your discussion of material changes in your capital structure should not only explain what changed, but should also analyze the underlying factors behind these changes, including how these changes fit into management’s overall business plan. Please refer to SEC Release No. 33-8350, and tell us how you considered revising your MD&A narrative to address these concerns.

Response: The Company is unclear as to why it appears that it intends to finance the purchases of its stock with the issuance of debt, since the repurchasing activity in recent years was not financed through debt. The Company has been using cash flows from operations to repurchase stock. Additionally, as disclosed on page 36 of the Form 10-K, the Company’s total debt outstanding declined by $115 million while repurchasing its shares in fiscal 2009 and at fiscal year end we had cash and cash equivalents of approximately $86 million. In several sections of the Form 10-K, the Company notes that the repurchase of shares may be limited by certain financial covenants in its credit facility, which restrict the Company’s ability to repurchase its stock (for example on pages 25, 35 and 36):

Page 25 – “The repurchase of shares may be limited by certain financial covenants within our credit facility which restrict our ability to repurchase our stock.”

Page 35 – “These facilities are secured by substantially all of our assets and contain certain financial covenants which require us to maintain minimum levels of interest coverage and maximum levels of total debt to EBITDA and that restrict our ability to repurchase our stock, make investments in or acquisitions of other businesses and pay dividends above certain levels over the life of the facilities.”

Page 36 – repurchase “subject to the ability to effect repurchases under our credit facility”.

These do not refer to the intention to finance repurchases with debt but to acknowledge repurchase activity is limited under our credit facility.

The Company has also disclosed in the Liquidity section on page 36 that it expects to continue to repurchase shares from time to time depending on market conditions, i.e. price, and any limitations under its credit facility. Since the Company does not have any current plans to issue debt to repurchase stock, the Company believes that its current disclosure is appropriate.

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

Any future repurchases are dependent on organic growth projects, potential acquisitions and available cash. The Company does not believe that its disclosure leads to the conclusion that it intends to finance repurchases of its shares with the issuance of debt.

Note 12. Stock-Based Compensation, page 69

7.	Comment: Please show us how to reconcile stock-based compensation expense for the years presented in the footnotes and statements of cash flows to amounts of stock-based compensation, restricted share activity and issuance of common stock presented in the statements of shareholders’ equity.

Response: The stock-based compensation expense amounts in the Company’s Statements of Cash Flows and footnote 12 include all stock-based compensation expense amounts. The Company currently has four types of share-based payment awards accounted for in accordance ASC Topic 718 Compensation—Stock Compensation.

The Company issues stock options and restricted stock awards that vest over a service period that may also include performance criteria. Since fiscal 2008, the Company matches employees’ contributions to the Company’s 401(k) plan in the form of the Company’s common stock. Additionally, since fiscal 2008, the Company has been settling its annual bonus plan in cash and stock. Prior to fiscal 2008, bonuses were paid in cash. The Company recognizes all amounts related to stock options, restricted stock awards, stock settled bonuses and matching 401(k) contributions as stock-based compensation in the Company’s Statements of Cash Flows. The Company recognizes stock settled bonus expense and matching 401(k) contributions over the period it is earned (i.e., the fiscal year). The annual bonus amounts and matching 401(k) contributions to be settled in stock are accrued as part of employee compensation and included in stock compensation expense in the Company’s Statements of Cash Flows. Such liabilities are settled by issuing stock in a subsequent period.

Included in stock compensation expense in the Company’s Statements of Cash Flows and footnote 12, is stock settled annual bonus amounts and matching 401(k) contributions that have been accrued but not been settled by issuance of common stock. The amounts accrued are recorded as a current liability along with other accrued employee compensation amounts. Subsequent to year end, when the stock is issued, the accrued liability is reclassified as Equity. As a result, such amounts are not reflected in the Statement of Shareholders’ Equity in the same period in which the related expense is recognized. The amounts accrued during fiscal 2009 and 2008 for payment in the following fiscal year were $4.0 million and $5.0 million, respectively. When these amounts are settled in stock, the transaction is reflected as an issuance of stock. The dollar amount for the stock issued appears less than the amount accrued due to the net share settlement (withholding of shares to cover tax withholding obligations) for the stock issued.

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

The following illustrates where different components of stock based compensation expense are presented in the Statement of Shareholders’ Equity.

Reconciliation of Stock Compensation Expense Footnote to Statement of Cash Flows

(in millions)	2009		2008		2007
Restricted stock awards	$0.6		$1.2		$1.4
Stock option expense	4.0		3.9		3.6
401(k) matching contribution in stock	—		0.8		—

Stock compensation expense – Shareholders’ equity	$4.6	(a)	$5.9	(a)	$5.0	(a)
401(k) matching contribution in stock	2.0		—		—
Stock settled annual bonus	—		2.5	(b)	—
Stock settled annual bonus – accrued	4.0	(d)	5.0	(c)	—

Stock-based compensation expense	$10.6	(e)	$13.4	(e)	$5.0	(e)

(a)	Amounts included under stock compensation expense in the Statement of Shareholders’ Equity.
(b)	Fiscal 2007 bonus amount paid in stock in fiscal 2008. The fiscal 2007 year end accrual amount did not contemplate the bonus payout in the form of stock. Amount included as a component of issuance of common stock in the Statement of Shareholders’ Equity, net of amounts withheld for employee withholding tax.
(c)	Amount accrued during fiscal 2008 for fiscal 2008 bonuses contemplating the portion of the bonus payout in the form of stock. Amount included in the Statement of Shareholders’ Equity in fiscal 2009 as a component of restricted stock activity, net of amounts withheld for employee withholding tax.
(d)	Amount accrued during fiscal 2009 contemplating the portion of the bonus payout in the form of stock, which will be reflected in the Statement of Shareholders’ Equity in the period the stock is issued.
(e)	Amount disclosed as stock-based compensation in the Statement of Cash Flows and footnote 12 in the financial statements.

Definitive Proxy Statement on Schedule 14A Filed December 30, 2009

Executive Compensation, page 9

Allocation and Amount, page 10

8.

Comment: In the first sentence on page 11, we note your statement that your use of “relative weights of base salary, annual bonus and long-term equity compensation are based on a subjective determination by the Compensation Committee... as well as the prevalence, weight and value of these elements for executives at other companies.” Please clarify the

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

nature and extent of subjective discretion exercised by your Compensation Committee. Please discuss if the Compensation Committee exercised its discretion in 2009 to adjust compensation, and if so, whether the adjustment applied to one or more of your specified named executive officers and to which elements of pay. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

Response: As disclosed on pages 10 and 11 of the proxy statement, except where it is required to do so pursuant to an employment agreement, the Compensation Committee makes a subjective determination as to all of the compensation paid to executive officers, including salary, bonus and equity awards. Although the Compensation Committee reviews survey information for compensation paid at peer companies, the Compensation Committee does not attempt to benchmark salaries, bonuses or equity awards against amounts paid at peer companies; rather the Compensation Committee generally seeks to have total compensation fall within the mid-range of the peer companies.

Bonus determinations are at the discretion of the Compensation Committee. For example, the Compensation Committee elected not to award any bonuses for fiscal 2007, because it did not believe performance merited bonuses. When determining bonuses, the Compensation Committee takes into account numerous factors it considers appropriate, which may include in a particular year, among others factors, financial metrics for the Company or the individual business units, including revenue, EBIT, earnings per share and working capital levels. The Compensation Committee also considers individual performance, including an executive’s overall leadership and his contribution to the achievement of financial and strategic goals, such as customer relationships, talent development, teamwork among business units, identification and pursuit of strategic initiatives, cost control efforts and innovation and new product development, among others. The Compensation Committee does not assign relative weights to any particular financial metric or individual performance factor. Instead, the Compensation Committee considers many factors in their totality to reach a subjective determination as to the amount, if any, of bonuses.

As discussed on pages 13 and 14 of the proxy statement, the Company began issuing performance based options in fiscal 2008 to more closely align executive compensation to enhanced company performance and ultimately shareholder value. The size of the option grant to each executive is determined in the Compensation Committee’s discretion after considering the factors listed on page 13 of the proxy statement. The performance options include defined performance targets for the company and business units that must be satisfied either individually and/or on a cumulative basis during the first five fiscal years. The Compensation Committee has the sole and absolute discretion to determine whether and the extent to which performance goals have been achieved.

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

The Compensation Committee exercised this discretion when determining the extent to which the performance targets under the performance options were met in fiscal 2008 and fiscal 2009. The adjustments typically related to large, one-time events that were unanticipated when the targets were established and not reflective of on-going business operations, such as the impairment of goodwill, elimination of gain on the sale or property or favorable legal settlements or addbacks relating to inventory adjustments or the sale of businesses. The adjustments applied to all outstanding performance options, including those held by the named executive officers.

Salary, page 11

9.	Comment: We note that Mr. Brown received a 56.3% raise in his salary in 2009 based on an analysis prepared by Towers Perrin and to bring his compensation closer to “market norms.” We also note that you used “market norms” to determine salaries for Messrs. Fleischer and Blade. We further note that all other named executive officers underwent a (13.9)-3.7% salary adjustment. Please elaborate further on the “market norms” and the analysis prepared by Towers Perrin which you used to increase Mr. Brown’s salary and set Messrs. Fleischer and Blade’s salary; if you are referring to the “mid-range of compensation paid the peer group,” as you indicate on page 10, please make that clear. Please see Item 402(b)(2)(ix) and Instruction (2) to Item 402(b) of Regulation S-K.

Response: In fiscal 2008, the Compensation Committee retained Towers Perrin to survey the compensation paid to the chief executive officers at peer companies. This survey indicated that total compensation paid to the chief executive officers generally ranged from approximately $1.8 million to $2.5 million. When Mr. Brown returned as CEO in October 2007, the Committee decided not to increase Mr. Brown’s $410,000 salary, which had remained unchanged since 1999 and was substantially below the $735,000 salary paid to the prior Chief Executive Officer. Instead, the Compensation Committee weighted Mr. Brown’s compensation towards premium priced stock options that would only begin to have value if the Company’s stock price increased significantly. In fiscal 2009, because Mr. Brown’s salary had not changed since 1999 and his total compensation in fiscal 2008 was substantially below that paid by peer companies, the Compensation Committee increased Mr. Brown’s salary from $410,000 to $650,000 as part of the Committee’s plan to increase Mr. Brown’s total compensation toward the range paid by peer companies.

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

The salaries of Mr. Fleischer and Mr. Blade were determined as part of the negotiation of their employment contracts prior to their joining the company. As discussed on page 10, the Company periodically prepares its own analysis of the compensation paid to various executives at peer companies. When negotiating the starting salaries for Mr. Fleischer and Mr. Blade, the Compensation Committee considered many factors, including the range of salaries paid for similar positions at peer companies, the compensation paid to the Company’s prior Chief Financial Officer and Pet President, the executive’s compensation at his prior employer, the executive’s expectations and the expectations expressed by other potential candidates. The salaries which were ultimately agreed upon reflected all of these factors, as well as the dynamics of each of the individual negotiations. The Compensation Committee did not seek to target either officer’s salary within a specific range of salaries paid by the peer companies.

In the Company’s next proxy statement, the Company will revise the disclosure relating to the salaries for Mr. Brown, Mr. Fleischer and Mr. Blade as follows:

In December 2008, the Compensation Committee increased Mr. Brown’s base annual salary, effective as of October 1, 2008, to $650,000. This decision was based on several factors, including an analysis of salaries of peer companies done by Towers Perrin, the fact that Mr. Brown’s $410,000 salary had not changed in the nine years since 1999, and the fact that even his new salary of $650,000 was substantially below the $735,000 salary paid to Central’s prior Chief Executive Officer who the left the company in 2007.

The salaries of Mr. Fleischer and Mr. Blade are as provided in their employment agreements and were determined as part of the negotiation of their employment contracts prior to their joining the company. When negotiating the starting salaries for Mr. Fleischer and Mr. Blade, the Compensation Committee considered many factors, including the range of salaries paid for similar positions at peer companies, the compensation paid to Central’s prior officers in these positions and the compensation paid to other Central executives, the executive’s compensation at his prior employer, the executives expectation’s and the expectations expressed by other potential candidates.

10.

Comment: We note your statement on page 10 that your Compensation Committee targeted a total annual compensation for Mr. Brown ranging from $2.0 - 2.5 million with a “significant majority” of such compensation to be at risk depending on the Company’s financial performance. We also note a similar statement on page 11 stating your

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

Compensation Committee targets “substantially more than half’ of Mr. Brown’s compensation to be at-risk. We note Mr. Brown’s total compensation for 2009 was approximately $1.26 million and his base salary consisted of approximately half his total compensation amount. Please clarify the discrepancy between the Compensation Committee’s intent of targeting total annual compensation as being significantly comprised of at risk compensation and Mr. Brown’s actual compensation for 2009. Please also clarify how the Compensation Committee targeted Mr. Brown’s annual compensation range of $2.0 – 2.5 million.

Response: The discrepancy between the Compensations Committee’s targeting more than half of Mr. Brown’s total compensation to be at risk and his actual reported compensation for fiscal 2009 is because of two reasons: (1) the fiscal 2009 bonus of $487,500 had not been determined as of the date of the proxy statement, and (2) the use of compensation expense recognized for the option awards for financial statement reporting purposes in the table rather than the total grant date fair value of the option award. When these factors are considered, a significant majority of his total compensation was at-risk.

The Compensation Committee targeted a total compensation of $2.0-2.5 million to place Mr. Brown’s total compensation within the mid-range paid by the peer companies. The elements which the Committee used to achieve this target consisted principally of the increased base salary of $650,000, potential bonus of $487,500 and value of the equity awards to be granted to Mr. Brown in fiscal 2009.

Annual Bonus, page 12

11.	Comment: In the first sentence of the second paragraph on page 12, we note your statement “(w)hen determining the amount of cash bonuses, the Committee generally considers the Company’s revenue, EBIT, earnings per share and working capital levels but may consider other or different factors in any given year.” We further note your statement in the second to last paragraph on page 12 where you state “[i]n determining whether to award bonuses... for fiscal 2008, the Committee considered specific elements... including revenue, EBIT and earnings per share.” These statements appear inconsistent with your statement in the final paragraph on page 12 stating that the Compensation Committee considered the following factors in “totality” when determining target bonus percentage: “sales increased approximately 2% year over year, the Company’s diluted earnings per share... increased from $0.45 in fiscal 2007 to $0.47 in fiscal 2008... and the Company’s stock price fell considerably.” We further note your statement that “[because of the subjective element involved, the financial metrics considered and the bonuses paid in one year may not be representative of what may have been paid in prior years or may be paid in future years.” Please tell us specifically what metrics the Compensation Committee used in determining target and actual bonuses for fiscal 2008. Please also tell us:

•	If the Compensation Committee considered additional metrics when it determined 2008 bonus amounts,

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

•	If the Compensation Committee considered the Company’s growth in these metrics or if they also considered trends in these metrics within your industry,

•	How you calculate sales,

•	How you calculate EBIT,

•	If and to what extent the Compensation Committee considered subjective elements, and

•	If the Compensation Committee considered or evaluated any other factors to determine cash bonus amounts.

Response: As discussed on page 12, the Compensation Committee did not consider or set any metrics, specific or otherwise, when determining the target bonus percentages for fiscal 2008. The targets were set at a percentage of salary consistent with historical practice and at a level that, when added together with the executive’s other compensation, would place the executive’s total compensation within the mid-range paid by peer companies. When determining the actual bonuses for fiscal 2008, the Compensation Committee considered numerous factors as discussed in the response to comment 8 above. The most significant of the factors considered by the Committee were revenue, earnings before interest and taxes and earnings per share, as disclosed on page 12 of the proxy statement, and net working capital reductions and debt reduction. The individual factors were not assigned weights or considered against any pre-determined target but were considered together with the financial metrics in their totality. As a result, the Company does not believe there is any inconsistency in the disclosure.

As disclosed on the bottom of page 12, the Compensation Committee considered whether the financial metrics increased or decreased relative to the prior year, particularly in light of the adverse economic environment, but did not specifically compare them to similar metrics for peer companies within the Company’s industries.

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

The Company calculates Sales based on the Net sales line item on the Statement of Operations. EBIT is calculated as earnings before interest and taxes as adjusted for larger, one-time events that are not reflective of on-going business operations, such as the write-off of goodwill, the gain or loss from the sale of property or businesses, legal expenses and settlements or acquisitions.

When determining fiscal 2008 bonuses, the Compensation Committee considered numerous subjective elements, including individual performance of each executive officer as described in the response to comment 8 above.

Other than as discussed on page 12 and in the responses above, the Compensation Committee did not discuss any other significant factors when determining cash bonus amounts.

12.	Comment: We note your indication that the Compensation Committee selected a target percentage for Mr. Brown to reflect his position as Chief Executive Officer. Please explain why setting a percentage reflects this role when, last year you indicated that the Compensation Committee determined not to set one because it “believed that his compensation should be principally linked to the equity performance of the Company to align his interest with the long-term interest of the Company’s stockholders.”

Response: In the last quarter of fiscal 2007 and the beginning of fiscal 2008, the Company’s stock price declined dramatically. As a result, when Mr. Brown returned as the Chief Executive Officer in early fiscal 2008, the Compensation Committee believed that the substantial majority of his compensation for fiscal 2008 should be tied to an increase in the long-term equity value of the Company. As a result, the Compensation Committee did not set a target bonus percentage for Mr. Brown. Instead, the Committee granted Mr. Brown premium-priced, performance options with exercise prices significantly higher than the market price of the stock on the grant date and retained the discretion to award a bonus if the Committee determined appropriate. During fiscal 2008 and the beginning of fiscal 2009, the Company’s stock price increased significantly due in large part to Mr. Brown’s vision, leadership, management and deep operational efforts, including establishing new strategic, operational and executional goals and performance objectives for the Company, its main business segments as well as its individual strategic business units, aggressively managing the expenses of the business, attracting new talent to the organization and other important strategic functions. As a result of the stabilization and improved performance of the business, the Compensation Committee determined that it was appropriate to include a more significant bonus component in Mr. Brown’s fiscal 2009 compensation package consistent with the packages for the other executive officers. The Committee selected a target percentage of 75% to reflect the greater responsibility of the Chief Executive Officer for the success of the Company, which was slightly higher than the percentage paid to the other executive officers but identical to the target percentage set for the Company’s prior Chief Executive Officer.

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

13.	Comment: We note your statement on page 13 that you will report fiscal year 2009 cash bonus determinations, if any, in a Form 8-K once decisions are made in early 2010. We note you filed a Form 8-K on January 21, 2010 stating performance targets for the performance-based options have been met. Please disclose whether or not you plan on paying any cash bonuses for fiscal year 2009.

Response: As reported in the Company’s Form 8-K filed May 20, 2010, the Compensation Committee determined fiscal 2009 cash bonuses for the executive officers on May 18, 2010.

Stock Options, page 13

14.	Comment: We note that - due to confidentiality - you have not disclosed target amounts for performance-based vesting for stock options granted to executive officers. Please provide enhanced disclosure as to why you believe that competitive harm would result with respect to disclosure of these targets and disclose how difficult or likely it will be going forward to achieve the target levels. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response: In response to the staff’s comment, the Company believes that disclosure of the multi-year target amounts for performance-based vesting for stock options granted to executive officers would cause significant competitive harm to the Company for the reasons set forth below. In addition, as also discussed below, the Company does not believe that disclosure of such target amounts is material and necessary to an understanding of the Company’s compensation policies and decisions regarding its executive officers within the meaning of Item 402(b).

(a) Competitive Harm

Instruction 4 to Item 402(b) of Regulation S-K provides that registrants are not required to disclose target levels for specific quantitative performance-related factors, the disclosure of which would result in competitive harm to the registrant. The standard for determining whether disclosure would cause competitive harm for the registrant is the same standard that applies when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933 and Rule 24b-2 of the Securities Exchange Act of 1934, each of which incorporates the criteria for non-disclosure under Exemption 4 of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

Exemption 4 of FOIA exempts from the class of material that public agencies must disclose “[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential.” The standards for determining what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm, have largely been addressed in case law, including National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) (“Morton”); National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); and Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh’g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff’d en banc, 975 F.2d 871 (D.C. Cir. 1992).

Under the case law criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” See e.g., Morton. Another test of whether information is confidential is whether the information is of the type that would not customarily be released to the public by the person from whom it was obtained. Sterling Drug, Inc. v. Federal Trade Commission,
450 F.2d 698, 709 (D.C. Cir. 1971). Over the years, courts have frequently characterized information relating to business, commerce or trade as confidential.

For the reasons set forth below, the Company believes that disclosure of the performance targets could cause significant competitive harm to the Company in the following ways:

•

Disclosure of the multi-year performance targets would expose the Company’s confidential internal financial projections, particularly at the segment level. Because of the variability of its earnings as a result of weather conditions, exposure to grain prices and other factors described in Risk Factors in the Company’s Form 10-K, the Company has made a conscious decision not to provide earnings guidance. As a result, the Company does not want investors to interpret such performance targets as earnings guidance or being in the range of what the Company believes is likely be achieved. This potential harm is magnified by the fact that each performance-based option has annual and cumulative targets for five years into the future.

•

Disclosure of the performance targets could be used by the Company’s competitors to gain insight into the Company’s areas of key strategic focus over the next five years. As set forth in the Form 10-K under the captions “Item 1—Pet Products Business—Competition” and “Garden Products Business—Competition,” each of the Company’s business segments is subject to enhanced competition, and the Company is acutely sensitive to competitive pressures at the segment and individual business units’ levels. Because the targets are set at the segment level, disclosure of those targets could provide the Company’s competitors with insight into the Company’s areas of expected growth. Finally, customers or competitors of the Company’s segments could use profitability forecasts to determine its margins and/or seek more favorable contractual terms in negotiations.

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

•

While a portion of the disclosure would be of historical performance targets, the Company nevertheless believes that such disclosure would cause significant competitive harm to the Company. First, if the historical performance targets were provided, the Company’s competitors would gain insight into its historical forecasting models, which they could use to forecast or extrapolate to future periods. Second, disclosure of the performance targets would provide insight into the Company’s confidential annual business plan, which would enable the Company’s competitors to measure the Company’s performance against the plan to determine what portions of the Company’s business are most vulnerable to competition. Third, the historical performance targets are components of the future cumulative targets.

•

The Company’s compensation practices are also competitively sensitive. If the Company were required to disclose the performance targets, the Company’s competitors would know precisely how the financial performance of the Company and its individual business segments affects the Company’s executives’ overall compensation. They could use this information to compete with the Company when recruiting and hiring executives or seeking to attract the Company executives.

Instruction 4 to Item 402(b) of Regulation S-K provides that if a registrant determines that the disclosure of performance targets would cause competitive harm and therefore excludes that information, the registrant must disclose “how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels.” When the Company filed its 2010 Proxy Statement, the Company had not yet determined what percentage of the performance targets in fiscal 2009 had been met. In the 2010 Proxy Statement, the Company disclosed that the Compensation Committee believed that there was a high probability that the majority of the targets would be satisfied if the Company returned to historical growth levels. On January 21, 2010, the Company filed a Current Report on Form 8-K announcing that 100% of the fiscal 2009 performance targets for the named executive officers were satisfied as well as the cumulative fiscal 2009 target for the performance options granted in fiscal 2008. Based on the fact that the performance targets for fiscal years 2008 and 2009 have all been met, the Company’s Compensation Committee currently believes that there is a high probability that the majority of the targets with respect to the remaining fiscal years will be satisfied if the Company’s performance level continues to improve as it did in fiscal 2009.

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

In future filings, the Company will include a table disclosing the percentage of the performance targets satisfied for each fiscal year (to the extent determined at the date of the proxy statement) and the cumulative period under the outstanding awards. The Company will also enhance the disclosure relating to how difficult it will be for the executive or how likely it would be for the Company to achieve the undisclosed performance targets. Set forth below is an example of the future disclosure.

“The following table reflects the percentage of the performance targets satisfied for each fiscal year and the cumulative period for each performance-based option award:

	Percentage of Performance Targets Satisfied			Percentage of Options Earned To Date
	Fiscal 2008	Fiscal 2009	Cumulative Period
Fiscal 2008 Awards	60-75%	100%	100%	40%
Fiscal 2009 Awards	—	100%	100%	20%

Based on the fact that 100% of the performance targets have been satisfied for the performance-based options granted in fiscal 2008 and 2009 have been satisfied to date, the Company’s Compensation Committee currently believes that there is a high probability that the majority of the targets with respect to the remaining fiscal years will be satisfied if the Company’s performance level continues to improve as it did in fiscal 2009.”

(b) Materiality to Investors

Item 402(b) of Regulation S-K and Instruction 1 thereto state that the purpose of the CD&A is to provide to investors information that is (i) “material” or comprises “material elements of the registrant’s compensation of the named executive officers,” and (ii) “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Accordingly, quantitative disclosure regarding performance goals need only be included in the CD&A if such information is material and necessary to an understanding of our compensation policies and decisions for our named executive officers.

The Company does not believe that further disclosure regarding the actual performance targets is required because it is not “material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” In this regard, the Company believes that investors have been provided with all relevant material information with respect to our performance-based option awards. The Company has clearly disclosed that the performance targets are based on the Company’s

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

Adjusted EBIT and Net Controllable Assets at each of the Company level and the Pet and Garden business level and the individual percentage each performance target constitutes of the executive officers’ options’ overall vesting. The Company believes that this disclosure of the components of the performance targets constitutes the most significant information regarding the material elements of the performance options, and, together with the other information in the CD&A, provides investors with an understanding of the Company’s compensation policies and decisions regarding its executive officers.

Nonqualified Deferred Compensation, page 20

15.	Comment: The name Michael A. Reed appears twice in the Nonqualified Deferred Compensation table while Glen R. Fleischer’s name is missing. Please clarify or revise.

Response: The inclusion of Mr. Reed’s name twice in the table was an error. The first entry was intended to be for Mr. Fleischer. Neither Mr. Fleischer nor Mr. Reed participated in any non-qualified deferred compensation plan.

If you have any questions about this filing, please contact me at the number indicated above or John F. Seegal of this office at (415) 773-5797.

Very truly yours,

/S/ Brett Cooper
Brett Cooper

cc:	William E. Brown
Stuart W. Booth
Howard Machek
John F. Seegal.

H. Christopher Owings

Securities and Exchange Commission

June 15, 2010

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged:

/S/ Stuart W. Booth
Stuart W. Booth
Senior Vice President, Chief Financial Officer and Secretary